September 19, 2008
VIA EDGAR AND FEDEX
Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
Division Of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Equity Lifestyle Properties, Inc. Form 10-K for year ended December 31, 2007 Proxy Statement on Schedule 14A File No. 001-11718
Dear Mr. McTiernan:
          The following is the response of Equity LifeStyle Properties, Inc. (the “Company”, “we”, “us” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission in your letter dated September 11, 2008.
Form 10-K for the year ended December 31, 2007
Comment 1:
          Please tell us where you have included the equity compensation plan information table required by Item 201(d) of Regulation S-K.
Response:
          The Company has not disclosed the equity compensation plan information in a tabular format in the 10-K for the year ended December 31, 2007. We have disclosed the required information for equity compensation plans approved by security holders in Note 13 — Stock Option Plan and Stock Grants in the 10-K for the year ended December 31, 2007. The number of securities to be issued upon exercise of outstanding options, warrants and rights and the weighted-average exercise price of outstanding options, warrants and rights is disclosed in the Company’s stock option activity table in Note 13. The number of securities remaining available for future issuance is disclosed in the last paragraph in Note 13.
          Disclosure about the equity compensation plans not approved by security holders is included in Note 4 — Common Stock and Other Equity Related Transactions in the 10-K for the year ended December 31, 2007. The disclosure in Note 4 only includes annual activity and not the required number of securities remaining for future issuances.
          In future filings on Form 10-K, we will disclose the equity compensation plan information in the tabular format required by Item 201 (d) of Regulation S-K, as seen below, or incorporate it by reference.

Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
September 19, 2008

			Number of Securities
			Remaining Available for
			Future Issuance under
	Number of securities to	Weighted-average	Equity Compensation
	be Issued upon Exercise	Exercise Price of	Plans (excluding
	of Outstanding Options,	Outstanding Options,	securities reflected in
	Warrants and Rights	Warrants and Rights	column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders (1)	988,539	30.88	1,283,842
Equity compensation plans not approved by security holders (2)	N/A	N/A	389,507

Total	988,539	30.88	1,673,349

(1)	Includes shares of common stock under the Company’s Stock Option and Award Plan adopted in December 1992, and amended and restated from time to time, most recently effective March 23, 2001. The Stock Option and Award Plan and certain amendments thereto were approved by the Company’s stockholders.

(2)	Represents shares of common stock under the Company’s Employee Stock Purchase Plan, which was adopted by the Board of Directors in July 1997, as amended in May 2007. Under the Employee Stock Purchase Plan, eligible employees make monthly contributions which are used to purchase shares of common stock at a purchase price equal to 85% of the lesser of the closing price of a share of common stock on the first or last trading day of the purchase period. Purchases of common stock under the Employee Stock Purchase Plan are made on the first business day of the next month after the close of the purchase period. Under New York Stock Exchange rules then in effect, stockholder approval was not required for the Employee Stock Purchase Plan because it is a broad-based plan available generally to all employees.
Proxy Statement on Schedule 14A
Director Compensation, page 9
Comment 2:
          We refer to the disclosure in footnote 4 to the director compensation table that you have entered into a deferred compensation arrangement with Mr. Howard Walker. Please file this agreement as an exhibit or tell us why you believe you are not required to file this agreement. Please refer to Item 601(b)(10) of Regulation S-K.
Response:
          We hereby inform the staff that we will file the form of deferred compensation agreement entered into with Howard Walker as an exhibit to our Form 10-Q for the quarterly period ended September 30, 2008.

Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
September 19, 2008

          In connection with our responses to comments received on September 11, 2008, from the United States Securities and Exchange Commission pertaining to our Form 10-K for the fiscal year ended December 31, 2007 and our Proxy Statement on Schedule 14A, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or revisions to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or require additional information, please feel free to contact me at 312-279-1496.

EQUITY LIFESTYLE PROPERTIES, INC,
/s/ Michael B. Berman
Michael B. Berman
Executive Vice President and Chief Financial Officer